EATON VANCE MANAGEMENT Two International Place Boston, MA 02110 (617) 482-8260

April 15, 2010 VIA EDGAR

Michael L. Kosoff
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Eaton Vance Variable Trust (File Nos. 811-10067 and 333-44010)

Dear Mr. Kosoff:

This letter responds to oral comments provided to me and Linda Nishi on April 14, 2010 regarding the registration statement for Eaton Vance Variable Trust (“Registrant”) with respect to Eaton Vance VT Floating-Rate Income Fund, Eaton Vance VT Large-Cap Value Fund and Eaton Vance VT Worldwide Health Sciences Fund (each a Fund and collectively, the Funds). Our summaries of the comments and our responses thereto are provided below.

Attached is the requested Tandy Letter (Attachment A). A post-effective amendment for the Registrant will be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), with the U.S. Securities and Exchange Commission via the Edgar filing system before the effective date of the registration statement filed on March 1, 2010 pursuant to Rule 485(a) under the 1933 Act, incorporating the responses highlighted below.

GENERAL COMMENTS

1.	Comment: If the Registrant intends to distribute summary prospectuses, please provide the Staff a draft of the Rule 498(b)(1)(v) legend you intend to use via an EDGAR correspondence filing.

Response: The requested draft legend for each Fund is attached as Exhibit A.

2.	Comment: Please include the ticker symbols for each Fund on the cover page of the prospectus as per Item 1(a)(2) of Form N-1A. [EDGAR shows that these Funds do have ticker symbols.]

Response: The Funds do not have ticker symbols that have been registered with
NASDAQ. The internally created ticker symbols used by Eaton Vance Management
(EVM) currently reflected on the EDGAR database will be removed as soon as practicable. As such, ticker symbols will not be added to the cover page for each Fund.

COMMON SUMMARY PROSPECTUS COMMENTS

3.	Comment: Fee Table. Please round all percentages to the nearest hundredth of one percent as per Item 3, Instruction 1(a) of Form N-1A.

Response: The written contractual investment advisory agreements for two of the three
Funds contained in the combined prospectus include fee rate percentages calculated to the thousandth of one percent (e.g., 0.625%). As such, no change has been made.

4.	Comment: Fee Table. Please revise the fee table captions to more closely match the
Form N-1A (e.g., include the parenthetical (12b-1) in the distribution fee caption).

Response: The requested disclosure has been added.

5.	Comment: Fee Table. Please move the paragraph following the fee table so that it precedes the fee table. Please also remove the first three sentences of this disclosure as it is not required or permitted by the form.

Response: The requested changes have been made.

6.	Comment: Portfolio Turnover. Each Fund lists a portfolio turnover of 16%. Please confirm supplementally the accuracy of this figure. Also, for any Fund that has a portfolio turnover in excess of 100%, please list the associated risk as a principal risk.

Response: The portfolio turnover rate for each Fund has been updated. No Fund had a portfolio turnover rate in excess of 100% during its most recent fiscal year.

7.	Comment: Performance. Please remove the narrative following the performance table.
The Fund’s inception date may be included as a caption to the total return table. Also, the disclaimer and description of the index are not permitted or required by the form.

Response: The requested changes have been made.

VT FLOATING-RATE INCOME FUND COMMENTS

8.	Comment: When first describing securities that are below investment grade, please include as a parenthetical that these instruments are sometimes called “junk”.

Response: The requested disclosure has been added.

9.	Comment: The “Principal Strategies” describe the use of subordinated debt securities and asset-backed securities. Please disclose the risks associated with such investments in the principal risks disclosure or remove these strategies from the Principal Strategies disclosure.

Response: The Fund’s investment in asset-backed securities has been removed from the
Principal Investment Strategies section of the prospectus. EVM believes the requested additional risk disclosure relating to the Fund’s investment in subordinated debt securities is contained within existing risk disclosure, particularly with respect to credit, interest rate and lower rated investments risks. EVM also notes that the requested separate additional disclosure was not included in the prospectus effective March 1, 2010 for three other similarly managed retail floating rate funds advised by EVM. As such, no change has been made.

10.	Comment: Please include prepayment risk as a principal risk.

Response: EVM believes the requested additional disclosure is contained within existing interest rate risk disclosure. EVM also notes that the requested separate additional risk disclosure was not included in the prospectus effective March 1, 2010 for three other similarly managed retail floating rate funds advised by EVM. As such, no change has been made.

VT LARGE-CAP VALUE FUND COMMENTS

11.	Comment: In the fee table, please remove the third sentence to footnote (1) as this disclosure is not permitted or required by Form N-1A.

Response: The requested change has been made.

12.	Comment: In the “Principal Risks” section, please remove the disclosure that reads “If
Fund expenses exceed income, Fund shareholders will not receive income distributions”
as this is not a principal strategy, or relevant to variable contract owners who do not take distributions from the Fund.

Response: The requested change has been made.

13.	Comment: The “Principal Strategies” section describes the use of junk bonds and convertible securities. Please disclose the risks associated with such investments in the
Principal Risks disclosure or remove these strategies from the Principal Strategies disclosure.

Response: The requested disclosure has been added.

VT WORLDWIDE HEALTH SCIENCES FUND COMMENTS

14.	Comment: Please remove the language after the word “growth” as such disclosure is a strategy and not an objective of the Fund.

Response: The wording of the investment objective as disclosed is the same investment objective adopted by the Fund at the time of its initial registration. As such, no change has been made.

15.	Comment: Since the Principal Investment Strategies describe investments in ETFs, please confirm supplementally that the Fund does not have any acquired fund fees and expenses in excess of one basis point as per Form N-1A, item 3, instr. 3(f)(i).

Response: EVM confirms that the Fund did not have any acquired fund fees and expenses in excess of one basis point during the relevant period.

16.	Comment: Please revise the disclosure in the prospectus and where appropriate throughout the registration statement to clarify that a significant percentage of the Fund's assets will be invested outside the United States. See Investment Company Act Release
No. 24828 at footnote 42 (Jan.17, 2001).

Response: The Fund’s disclosure has been revised to include a sentence unintentionally omitted from the Fund’s filing pursuant to Rule 485(a). Specifically, the sentence contained in Principal Investment Strategies that reads “The Fund invests in U.S. and foreign securities and will normally be invested in issuers [sic]” has been corrected to read “The Fund invests in U.S. and foreign securities and will normally be invested in issuers located in at least three different countries.”

17.	Comment: Given the Principal Investment Strategies of the Fund include private placement transactions, please include liquidity risk as a Principal Risk of the Fund.

Response: The Fund’s investment in private placement transactions has been removed from the Principal Investment Strategies section of the prospectus. As such, the requested disclosure has not been added.

18.	Comment: In the parenthetical to the foreign index, please clarify that the withholding taxes are foreign withholding taxes.

Response: The requested disclosure has been added.

19.	Comment: Please describe the secondary index in the narrative preceding the performance table.

Response: The requested change has been made.

TAX INFORMATION COMMENT

20.	Comment: Please include disclosure to the effect that the contract owner should read the variable product prospectus for a discussion of the tax consequences of owning a variable contract.

Response: The requested disclosure has been added.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES COMMENT

21.	Comment: Please explicitly state that the payment to insurers and other financial intermediaries may create a conflict of interest.

Response: The requested disclosure has been added.

ITEM 9 COMMENTS

22.	Comment: Please make sure Item 4 and Item 9 disclosure is consistent. Please organize the discussion of strategies and risks consistently, whether it be on a “by fund” basis or on a “by strategy” basis and segregate any discussion of non-principal strategies and risks from principal strategies and risks.

Response: The requested organizational and disclosure changes have been made.

MANAGEMENT AND ORGANIZATION COMMENTS

23.	Comment: Please update the effective annual rate of investment advisory fee paid by each Fund.

Response: The disclosure has been updated as requested.

24.	Comment: With regard to the VT Worldwide Health Sciences Fund, please confirm supplementally that the percentage point difference refers to the aggregate performance over the past 36 months, as opposed to the average annual performance over the past 36 months.

Response: EVM confirms that the performance fee calculation refers to the aggregate
(being the cumulative) performance over the past 36 months as opposed to the average annual performance over the past 36 months.

25.	Comment: Please provide the period for the Fund’s annual or semi-annual report with the discussion regarding the basis for the board of directors approving the investment advisory contracts of the Fund as per Item 10(a)(1)(iii) of Form N-1A.

Response: As discussed, each Fund includes disclosure regarding the basis for the Board of Trustees' approval of its investment advisory contracts in both the annual and semi-
annual reports to Fund shareholders. As such, no change has been made.

26.	Comment: Please confirm supplementally the statement “Because the Funds use this combined Prospectus, a Fund could be held liable for a misstatement or omission made about another Fund.”

Response: EVM confirms the statement “Because the Funds use this combined Prospectus, a Fund could be held liable for a misstatement or omission made about another Fund” contained in the Funds’ prospectus. In connection with a comment received by me from the Staff of the Office of Insurance Products on April 13,
2007, this disclosure was moved from the section of the Funds’ combined prospectus formally titled “Principal Risk Factors” to the “Management and Organization” section.
EVM believes this disclosure was required by a "Dear Registrant" letter dated January 17, 1992 prepared by the U.S. Securities and Exchange Commission's Division of Investment Management.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS

27.	Comment: Cover Page. Please include the ticker symbols for each Fund on the cover page of the SAI as per Item 14(a)(2) of Form N-1A.

Response: Please see response to Comment Number 2 above. As such, ticker symbols will not be added to the cover page for each Fund.

28.	Comment: OrbiMed Compensation Structure. Please describe with greater specificity the criteria on which portfolio manager compensation is based, as per Item 20(b) of Form N-1A.

Response: The requested disclosure will be included Fund’s next regularly scheduled annual update expected to be filed in April 2011.

29.	Comment: Please revise the SAI to reflect the Proxy Disclosure Enhancements updates to Form N-1A. [See Securities Act Release No. 9089 (Dec. 16, 2009).]

Response: The requested disclosure has been added.

30.	Comment: Please include the standard Tandy representations in any response letter submitted.

Response: The requested Tandy Letter is included as Attachment A to this letter.

* * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 617.672.8570.

Very truly yours,

/s/ Kathryn A. McElroy
Kathryn A. McElroy

cc: Linda Nishi Eaton Vance Management

Attachment A

April 15, 2010

VIA EDGAR

Michael L. Kosoff
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Eaton Vance Variable Trust (File Nos. 811-10067 and 333-44010)

Dear Mr. Kosoff:

Eaton Vance Variable Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in each respective filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filings. Lastly, the Registrant acknowledges that they may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at (617) 482-8260.

/s/ Maureen A. Gemma
Maureen A. Gemma
Secretary

.

EXHIBIT A

PROPOSED RULE 498(b)(1)(v) LEGEND

This Summary Prospectus is designed to provide separate accounts of insurance companies, qualified pension and retirement plans and other eligible investors with key fund information in a clear and concise format. Before you invest, you may want to review the Fund’s Prospectus and Statement of Additional Information, which contain more information about the Fund and its risks. The Fund’s Prospectus and Statement of Additional Information, both dated May 1, 2010, are incorporated by reference into this Summary Prospectus and are available at http://funddocuments.eatonvance.com. Contract holders, plan beneficiaries and other investors should ask their financial intermediaries, insurance companies, or plan sponsors, or visit their financial intermediary’s or insurance company’s Web site for more information.